SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2018

Commission File Number: 001-06439

SONY CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: November 5, 2018

Quarterly Securities Report

For the three months ended September 30, 2018

(TRANSLATION)

Sony Corporation

Note for readers of this English translation

On November 5, 2018, Sony Corporation (the “Company”, “Sony” or “Sony Corporation”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended September 30, 2018 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Quarterly Securities Report in its entirety, except for (i) information that had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other form and (ii) a description of differences between generally accepted accounting principles in the U.S. (“U.S. GAAP”) and generally accepted accounting principles in Japan (“J-GAAP”), which are required to be described in the Quarterly Securities Report under the Financial Instruments and Exchange Act of Japan if the Company prepares its financial statements in conformity with accounting principles other than J-GAAP.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)

Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)

Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)

the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)

changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)

Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)

Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;

(xi)

foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)

Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)

the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters or similar events;
(xvii)

the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the SEC.

I     Corporate Information

(1) Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Six months ended September 30, 2017	Six months ended September 30, 2018	Fiscal year ended March 31, 2018

Sales and operating revenue	3,920,644	4,136,384	8,543,982

Operating income	361,839	434,517	734,860

Income before income taxes	347,459	558,484	699,049

Net income attributable to Sony Corporation’s stockholders	211,723	399,448	490,794

Comprehensive income	267,514	449,051	553,220

Total equity	3,380,652	4,013,157	3,647,157

Total assets	18,797,106	20,325,450	19,065,538

Net income attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	167.61	315.02	388.32

Net income attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	164.06	308.17	379.75

Ratio of stockholders’ equity to total assets (%)	14.5	16.6	15.6

Net cash provided by operating activities	265,356	410,829	1,253,971

Net cash used in investing activities	(411,846)	(528,001)	(823,068)

Net cash provided by (used in) financing activities	179,523	(270)	246,456

Cash and cash equivalents at end of the period	1,000,832	1,540,779	1,586,329

	Yen in millions, Yen per share amounts
	Three months ended September 30, 2017	Three months ended September 30, 2018

Sales and operating revenue	2,062,531	2,182,760

Net income attributable to Sony Corporation’s stockholders	130,852	173,001

Net income attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	103.57	136.38

Net income attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	101.35	133.43

  Notes:

1.	The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP.
2.	The Company reports equity in net income of affiliated companies as a component of operating income.
3.

Certain revisions have been made for the six months ended September 30, 2017 and the fiscal year ended March 31, 2018 to conform to the presentation for the six months ended September 30, 2018 due to the adoption of Accounting Standards Update 2016-18 from the fiscal year beginning April 1, 2018. Please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 1. Summary of significant accounting policies – (1) Recently adopted accounting pronouncements”.

4.	Consumption taxes are not included in sales and operating revenue.
5.	Total equity is presented based on U.S. GAAP.
6.	Ratio of stockholders’ equity to total assets is calculated by using total equity attributable to the stockholders of the Company.
7.	The Company prepares consolidated financial statements. Therefore parent-only selected financial data is not presented.

(2) Business Overview

There was no significant change in the business of Sony during the six months ended September 30, 2018.

As of September 30, 2018, the Company had 1,344 subsidiaries and 130 affiliated companies, of which 1,314 companies are consolidated subsidiaries (including variable interest entities) of the Company. The Company has applied the equity accounting method for 119 affiliated companies.

II    State of Business

(1) Risk Factors

Note for readers of this English translation:

There was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the SEC on June 19, 2018. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 19, 2018

https://www.sec.gov/Archives/edgar/data/313838/000119312518196263/d556845d20f.htm

(2) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

All amounts are presented on the basis of U.S. GAAP. “Sales and operating revenue” (“sales”) in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses. For details regarding each segment’s product categories, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 9. Business segment information.”

Consolidated Financial Results

	(Billions of yen)
	Six months ended September 30
	2017	2018
Sales and operating revenue	¥3,920.6	¥4,136.4
Operating income	361.8	434.5
Income before income taxes	347.5	558.5
Net income attributable to Sony Corporation’s stockholders	211.7	399.4

Sales for the six months ended September 30, 2018 (“the current six months”) increased 215.7 billion yen compared to the same period of the previous fiscal year (“year-on-year”) to 4,136.4 billion yen. This increase was primarily due to a significant increase in sales in the Game & Network Services (“G&NS”) segment.

Operating income in the current six months increased 72.7 billion yen year-on-year to 434.5 billion yen. This increase was primarily due to a significant increase in operating income in the G&NS segment.

Operating income for the current six months included the following:

•	Impairment charge against long-lived assets: 16.2 billion yen (MC segment)*

* In light of smartphone sales results in the current quarter, as well as the expectation of continued difficulty in the business environment in the second half of the fiscal year ending March 31, 2019 and beyond, Sony conducted a review of the future profitability forecast for the MC segment, which resulted in a downward revision in that forecast. The outcome of this downward revision was a decrease in expected future cash flows, which resulted in the recording of an impairment charge against long-lived assets of 16.2 billion yen in the smartphone business within the MC segment, recorded as an operating loss in the current quarter. When it established the new profitability forecast for the smartphone business, Sony revised its profitability improvement plan and adopted a new goal of reducing operating costs in the fiscal year ending March 31, 2021 compared with the fiscal year ended March 31, 2018 by 50% compared with its previous goal of 30%.

Operating income for the same period of the previous fiscal year included the following:

•	A gain resulting from the sale of the entire equity interest in a manufacturing subsidiary in the camera module business: 27.5 billion yen (Semiconductors segment)

•

Insurance recoveries income, mainly for opportunity losses related to the 2016 Kumamoto Earthquakes (the “Kumamoto Earthquakes”): 6.7 billion yen (Semiconductors segment) and 2.6 billion yen (IP&S segment)

During the current six months, restructuring charges, net, increased 1.0 billion yen year-on-year to 5.0 billion yen. Restructuring charges are recorded as an operating expense and are included in operating income.

Equity in net income (loss) of affiliated companies in the current six months, recorded within operating income, was a loss of 2.2 billion yen, compared to income of 3.1 billion yen in the same period of the previous fiscal year. This deterioration was mainly due to a year-on-year deterioration of equity in net income (loss) for EMI Music Publishing (“EMI”) in the Music segment. For details, please refer to the operating performance analysis of the Music segment below.

The net effect of other income and expenses was income of 124.0 billion yen, compared to an expense of 14.4 billion yen in the same period of the previous fiscal year. This was mainly due to a 117.8 billion yen gain on equity securities, net, recorded in the current six months as a result of Spotify Technology S.A.’s (“Spotify”) public listing.

Income before income taxes increased 211.0 billion yen year-on-year to 558.5 billion yen.

During the current six months, Sony recorded 134.5 billion yen of income tax expense, resulting in an effective tax rate of 24.1%, which was lower than the effective tax rate of 31.7% in the same period of the previous fiscal year. This lower effective tax rate was mainly due to an increase during the current six months in income before income taxes recorded in Sony Corporation and its national tax filing group in Japan, and income before income taxes, including a portion of the gain on Spotify’s shares, recorded in its U.S. consolidated tax filing group. These jurisdictions have established valuation allowances against deferred tax assets resulting in effective tax rates lower than the statutory tax rates in each jurisdiction.

Net income attributable to Sony Corporation’s stockholders increased 187.7 billion yen year-on-year to 399.4 billion yen.

Operating performance by business segment for the current six months is as follows:

Game & Network Services (G&NS)

Sales increased 240.9 billion yen year-on-year to 1,022.2 billion yen, primarily due to an increase in game software sales. Operating income increased 101.6 billion yen year-on-year to 174.1 billion yen, primarily due to the impact of the above-mentioned increase in sales.

Music

The Music segment results include the yen-translated results of Sony Music Entertainment (“SME”) and Sony/ATV Music Publishing (“Sony/ATV”), both U.S.-based operations which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis, and the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen. The segment also includes equity in net income (loss) for EMI, an affiliated company accounted for under the equity method for which Sony records 39.8% of EMI’s net income in the segment’s operating income.

Sales increased 10.2 billion yen year-on-year to 385.3 billion yen. This increase was due to higher sales for Music Publishing resulting from higher streaming revenues, as well as higher sales for Visual Media and Platform resulting from the continued strong performance of the mobile gaming application Fate/Grand Order. Recorded Music sales decreased due to the impact of the new accounting standard regarding revenue from contracts with customers, partially offset by higher streaming revenues. Operating income increased 6.1 billion yen year-on-year to 63.6 billion yen primarily due to the above-mentioned increase in sales, partially offset by the recording of equity in net loss for EMI, compared to equity in net income in the same period of the previous fiscal year. Equity in net loss for EMI during the current six months was recorded due to an increase in expenses incurred for EMI’s warrant and management equity plans, resulting from an appreciation in the EMI valuation as a result of Sony’s agreement to acquire the approximately 60% interest in EMI owned by the consortium led by Mubadala Investment Company.

Pictures

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment Inc. (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales decreased 33.9 billion yen, an 8% decrease year-on-year (an approximate 7% decrease on a U.S. dollar basis), to 416.0 billion yen. The decrease in sales on a U.S. dollar basis was due to lower sales for Motion Pictures, Television Productions and Media Networks. The decrease in sales for Motion Pictures was primarily due to lower worldwide theatrical revenues compared to the same period of the previous fiscal year, during which there was the strong performance of Spider-Man: Homecoming. This decrease was partially offset by higher television licensing and home entertainment revenues in the current six months due to the strong performance of previous fiscal year titles including Jumanji: Welcome to the Jungle and Peter Rabbit. The decrease in sales for Television Productions was primarily due to lower licensing revenues for U.S. television series. The decrease in sales for Motion Pictures and Television Productions was partially offset by higher sales due to the impact of the new accounting standard, primarily related to licensing revenues. The decrease in sales for Media Networks was primarily due to lower advertising revenues as compared to the same period of the previous fiscal year, which included revenues for the Indian Premier League cricket competition.

Operating income of 15.9 billion yen was recorded, as compared to an operating loss of 1.8 billion yen in the same period of the previous fiscal year. The improvement in operating results was primarily due to the 9.4 billion yen impact of the new accounting standard, primarily related to licensing revenue, lower theatrical marketing expenses compared to the same period of the previous fiscal year in which marketing expenses were recorded for the July 2017 release of Spider-Man: Homecoming, as well as the above-mentioned impact of higher television licensing and home entertainment revenues. This improvement was partially offset by the impact of the above-mentioned decrease in sales.

Home Entertainment & Sound (HE&S)

Sales decreased 10.8 billion yen year-on-year to 547.0 billion yen due to a decrease in television unit sales resulting from a strategic decision not to pursue scale in order to focus on profitability, as well as the impact of foreign exchange rates. This decrease was partially offset by an increase in Audio and Video sales resulting from strong sales of headphones. Operating income decreased 5.1 billion yen year-on-year to 41.8 billion yen. This decrease was primarily due to the negative impact of foreign exchange rates, as well as an increase in indirect costs* at sales companies, research and development expenses, and marketing costs, partially offset by an improvement in the product mix of televisions reflecting a shift to high value-added models, as well as the impact of the above-mentioned increase in Audio and Video sales.

* For further details, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 9. Business segment information.”

Imaging Products & Solutions (IP&S)

Sales increased 15.7 billion yen year-on-year to 328.1 billion yen, mainly due to an improvement in the product mix of Still and Video Cameras reflecting a shift to high value-added models, partially offset by a decrease in unit sales. Operating income increased 5.8 billion yen year-on-year to 47.9 billion yen, primarily due to the above-mentioned improvement in product mix, partially offset by the above-mentioned decrease in unit sales and the absence of 2.6 billion yen in insurance recoveries related to the Kumamoto Earthquakes recorded in the same period of the previous fiscal year.

Mobile Communications (MC)

Sales decreased 102.9 billion yen year-on-year to 250.3 billion yen, due to a significant decrease in smartphone unit sales mainly in Europe, the Middle East and Japan. An operating loss of 40.6 billion yen was recorded, compared to operating income of 1.2 billion yen recorded in the same period of the previous fiscal year, due to the impact of the decrease in sales as well as the above-mentioned impairment charge against long-lived assets of 16.2 billion yen that was recorded as an operating loss, partially offset by reductions in operating costs.

Semiconductors

Sales increased 24.1 billion yen year-on-year to 456.7 billion yen, primarily due to a significant increase in sales of image sensors for mobile products, partially offset by a significant decrease in sales of camera modules, a business which was downsized. Operating income decreased 27.7 billion yen year-on-year to 77.1 billion yen primarily due to the absence in the current six months of the 27.5 billion yen gain resulting from the sale of the entire equity interest in a manufacturing subsidiary in the camera module business, the above-mentioned 6.7 billion yen in insurance recoveries recorded in the same period of the previous fiscal year and an increase in research and development expenses as well as in depreciation and amortization expenses. These negative factors were partially offset by the impact of the above-mentioned increase in sales of image sensors for mobile products.

Financial Services

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc. (“Sony Bank”). The results of SFH and its consolidated subsidiaries discussed in the Financial Services segment differ from the results that these companies disclose separately on a Japanese statutory basis.

Financial Services revenue increased 106.3 billion yen year-on-year to 688.7 billion yen, mainly due to an increase in revenue at Sony Life. Revenue at Sony Life increased 102.9 billion yen year-on-year to 619.3 billion yen, mainly due to an improvement in investment performance in the separate accounts, as well as higher insurance premium revenue reflecting an increase in the policy amount in force. Operating income decreased 3.1 billion yen year-on-year to 79.7 billion yen, primarily due to a loss at Sony Bank related to foreign-currency denominated bonds compared to a gain in the same period of the previous fiscal year. Operating income at Sony Life decreased 0.6 billion yen year-on-year to 70.8 billion yen.

Operating Performance by Geographic Area

For operating performance by geographic area, please refer to “Sales and operating revenue attributed to countries and areas based on location of external customers” in “IV Financial Statements – Notes to Consolidated Financial Statements – 9. Business segment information”.

*    *    *    *    *

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Except for the information set forth below, there was no significant change from the information presented in the Foreign Exchange Fluctuations and Risk Hedging section of the Annual Report on Form 20-F filed with the SEC on June 19, 2018. Although foreign exchange rates have fluctuated during the six-month period ended September 30, 2018, there has been no significant change in Sony’s risk hedging policy as described in the Annual Report on Form 20-F.

URL: The Annual Report on Form 20-F filed with the SEC on June  19, 2018

https://www.sec.gov/Archives/edgar/data/313838/000119312518196263/d556845d20f.htm

During the current six months, the average rates of the yen were 110.3 yen against the U.S. dollar and 129.9 yen against the euro, which were 0.8 yen higher and 3.7 yen lower year-on-year, respectively.

For the current six months, sales were 4,136.4 billion yen, an increase of 6% year-on-year, while on a constant currency basis sales also increased approximately 6% year-on-year.

Consolidated operating income increased 72.7 billion yen year-on-year to 434.5 billion yen for the current six months. Most of the foreign exchange rate impact was attributable to the impact of foreign exchange rates in the G&NS, HE&S, IP&S, MC and Semiconductors segments.

The table below indicates the impact of changes in foreign exchange rates on sales and operating results of each of the above-mentioned five segments. Also, please refer to the “Results of Operations” section, which discusses the impact of foreign exchange rates within segments and categories where foreign exchange rate fluctuations had a significant impact.

		(Billions of yen)
				Impact of changes in foreign exchange rates
		Six months ended September 30
		2017	2018
G&NS	Sales	781.3	1,022.2	+6.1
	Operating income	72.5	174.1	+3.9
HE&S	Sales	557.8	547.0	-5.0
	Operating income	47.0	41.8	-4.8
IP&S	Sales	312.4	328.1	+1.7
	Operating income	42.1	47.9	+0.9
MC	Sales	353.2	250.3	-1.7
	Operating income (loss)	1.2	(40.6)	+3.0
Semiconductors	Sales	432.6	456.7	-2.0
	Operating income	104.8	77.1	-1.7

In addition, sales for the Music segment increased 3% year-on-year to 385.3 billion yen, an approximate 3% increase on a constant currency basis. In the Pictures segment, sales decreased 8% year-on-year to 416.0 billion yen, an approximate 7% decrease on a U.S. dollar basis. As most of the operations in Sony’s Financial Services segment are based in Japan, Sony’s management analyzes the performance of the Financial Services segment on a yen basis only.

Note:

The descriptions of sales on a constant currency basis reflect sales calculated by applying the yen’s monthly average exchange rates from the same period of the previous fiscal year to local currency-denominated monthly sales in the current six months. For SME and Sony/ATV in the Music segment, the constant currency amounts are calculated by applying the monthly average U.S. dollar / yen exchange rates after aggregation on a U.S. dollar basis.

Results for the Pictures segment are described on a U.S. dollar basis as the Pictures segment reflects the operations of SPE, a U.S.-based operation that aggregates the results of its worldwide subsidiaries in U.S. dollars.

The impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rate for the same period of the previous fiscal year from the current six months to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. Additionally, the MC segment enters into its own foreign exchange hedging transactions. The impact of those transactions is included in the impact of foreign exchange rate fluctuations on operating income (loss) for that segment.

This information is not a substitute for Sony’s consolidated financial statements measured in accordance with U.S. GAAP. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

Status of Cash Flows*

Operating Activities: During the current six months, there was a net cash inflow of 410.8 billion yen from operating activities, an increase of 145.5 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 176.5 billion yen, an increase of 107.5 billion yen year-on-year. This increase was primarily due to a year-on-year increase in net income after taking into account non-cash adjustments (including depreciation and amortization, other operating (income) expense, net and (gain) loss on marketable securities and securities investments, net).

The Financial Services segment had a net cash inflow of 250.7 billion yen, an increase of 40.0 billion yen year-on-year. This increase was primarily due to a year-on-year increase in insurance premium revenues at Sony Life.

Investing Activities: During the current six months, Sony used 528.0 billion yen of net cash in investing activities, an increase of 116.2 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 96.2 billion yen, a decrease of 0.7 billion yen year-on-year. This change was mainly due to cash inflow from the sale of certain shares of Spotify, partially offset by an increase in payments for fixed asset purchases such as semiconductor manufacturing equipment.

The Financial Services segment used 431.9 billion yen of net cash in investing activities, an increase of 117.6 billion yen year-on-year. This increase was mainly due to a year-on-year increase in payments for investments and advances at Sony Life.

Financing Activities: Net cash outflow by financing activities during the current six months was 0.3 billion yen, compared to a net cash inflow of 179.5 billion yen in the same period of the previous fiscal year.

For all segments excluding the Financial Services segment, there was a 270.3 billion yen net cash outflow, an increase of 247.9 billion yen year-on-year. This increase was mainly due to the redemption of straight bonds as well as the repayment of long-term debt and a payment for the acquisition of the 25.1% equity interest in Nile Acquisition LLC in the current six months.

In the Financial Services segment, there was a 253.6 billion yen net cash inflow, an increase of 66.9 billion yen year-on-year. This increase was primarily due to an increase in short-term borrowings at Sony Life and a larger increase in deposits from customers at Sony Bank.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at September 30, 2018 was 1,540.8 billion yen. Cash and cash equivalents of all segments excluding the Financial Services segment was 1,075.1 billion yen at September 30, 2018, a decrease of 118.1 billion yen compared with the balance as of March 31, 2018, and an increase of 425.9 billion yen, compared with the balance as of September 30, 2017. Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 465.6 billion yen at September 30, 2018, an increase of 72.5 billion yen compared with the balance as of March 31, 2018, and an increase of 114.1 billion yen compared with the balance as of September 30, 2017.

* Sony’s disclosure includes information regarding cash flow for all segments excluding the Financial Services segment. This information is derived from the following condensed statement of cash flows. The condensed statement of cash flows, which includes the above-mentioned cash flow information, is not prepared in accordance with U.S. GAAP, which Sony uses to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, but are eliminated in the consolidated figures shown below.

Condensed Statements of Cash Flows

	(Yen in millions)
	Six months ended September 30
	Financial Services		Sony without Financial Services		Consolidated
	2017	2018	2017	2018	2017	2018

Cash flows from operating activities:
Net income (loss)	58,996	57,775	193,288	382,662	237,212	423,994
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs	32,381	33,438	137,581	138,388	169,962	171,826
Amortization of film costs	-	-	160,142	133,892	160,142	133,892
Other operating (income) expense, net	(24)	39	(26,988)	13,019	(27,012)	13,058
(Gain) loss on marketable securities and securities investments, net	(47,715)	(109,791)	(167)	(124,717)	(47,882)	(234,508)
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade and contract assets	(1,351)	388	(195,822)	(185,352)	(197,747)	(185,855)
(Increase) decrease in inventories	-	-	(272,386)	(118,255)	(272,386)	(118,255)
(Increase) decrease in film costs	-	-	(188,281)	(190,494)	(188,281)	(190,494)
Increase (decrease) in notes and accounts payable, trade	-	-	309,160	302,979	309,160	302,979
Increase (decrease) in future insurance policy benefits and other	258,762	368,871	-	-	258,762	368,871
(Increase) decrease in deferred insurance acquisition costs	(43,394)	(47,090)	-	-	(43,394)	(47,090)
(Increase) decrease in marketable securities held in the life insurance business	(44,002)	(43,949)	-	-	(44,002)	(43,949)
Other	(2,918)	(8,949)	(47,521)	(175,651)	(49,178)	(183,640)

Net cash provided by (used in) operating activities	210,735	250,732	69,006	176,471	265,356	410,829

Cash flows from investing activities:
Payments for purchases of fixed assets	(6,559)	(9,600)	(123,701)	(145,228)	(130,254)	(154,819)
Payments for investments and advances	(460,995)	(563,301)	(10,306)	(25,373)	(472,015)	(588,674)
Proceeds from sales or return of investments and collections of advances	153,177	140,969	3,603	84,463	156,780	225,432
Other	79	78	33,566	(10,019)	33,643	(9,940)

Net cash provided by (used in) investing activities	(314,298)	(431,854)	(96,838)	(96,157)	(411,846)	(528,001)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	122,241	146,992	(10,200)	(192,289)	112,035	(45,298)
Increase (decrease) in deposits from customers, net	88,344	132,628	-	-	88,344	132,628
Dividends paid	(23,921)	(26,100)	(12,649)	(18,992)	(12,649)	(18,992)
Other	111	114	502	(58,987)	(8,207)	(68,608)

Net cash provided by (used in) financing activities	186,775	253,634	(22,347)	(270,268)	179,523	(270)

Effect of exchange rate changes on cash and cash equivalents	-	-	6,650	70,344	6,650	70,344

Net increase (decrease) in cash and cash equivalents including restricted	83,212	72,512	(43,529)	(119,610)	39,683	(47,098)
Cash and cash equivalents, including restricted, at beginning of the fiscal year	268,382	393,133	700,242	1,199,805	968,624	1,592,938

Cash and cash equivalents, including restricted, at end of the period	351,594	465,645	656,713	1,080,195	1,008,307	1,545,840

Less – restricted cash and cash equivalents, included in other current assets and other assets	-	-	7,475	5,061	7,475	5,061

Cash and cash equivalents at end of the period	351,594	465,645	649,238	1,075,134	1,000,832	1,540,779

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:

There was no significant change from the information presented in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 19, 2018. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 19, 2018

https://www.sec.gov/Archives/edgar/data/313838/000119312518196263/d556845d20f.htm

iii) Research and Development

Note for readers of this English translation:

There was no significant change from the information presented as the Research and Development in the Annual Report on Form 20-F filed with the SEC on June 19, 2018.

URL: The Annual Report on Form 20-F filed with the SEC on June 19, 2018

https://www.sec.gov/Archives/edgar/data/313838/000119312518196263/d556845d20f.htm

Research and development costs for the six months ended September 30, 2018 totaled 224.0 billion yen. There were no significant changes in research and development activities for the period.

iv) Liquidity Management and Market Access

Note for readers of this English translation:

Except for the information related to the committed lines of credit and others set forth below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 19, 2018. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 19, 2018

https://www.sec.gov/Archives/edgar/data/313838/000119312518196263/d556845d20f.htm

An important financial objective of Sony is to maintain the strength of its balance sheet, while securing adequate liquidity for business activities. Sony defines its liquidity sources as the amount of cash and cash equivalents (“cash balance”) (excluding restrictions on capital transfers mainly due to national regulations) and the unused amount of committed lines of credit.

Funding requirements that arise from maintaining liquidity are principally covered by cash flow from operating activities, cash flow from investing activities (including asset sales) and the cash balance; however, as needed, Sony has demonstrated the ability to procure funds from financial and capital markets. In the event financial and capital markets become illiquid, based on its current forecasts, Sony could sustain sufficient liquidity through access to committed lines of credit with financial institutions, together with its cash balance.

Sony procures funds mainly from the financial and capital markets through Sony Corporation, Sony Global Treasury Services Plc (“SGTS”), a subsidiary in the U.K., and Sony Capital Corporation (“SCC”), a subsidiary in the U.S.

In order to meet working capital requirements, Sony Corporation, SGTS and SCC maintain Commercial Paper (“CP”) programs that have the ability to access the Japanese, U.S. and European CP markets, subject to prevailing market conditions. The borrowing limits under the CP program, translated into yen, were 1,067.9 billion yen in total for Sony Corporation, SGTS and SCC as of September 30, 2018.

Sony typically raises funds through straight bonds, CP programs and bank loans (including syndicated loans). If market disruption and volatility occur and Sony could not raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 527.7 billion yen in unused committed lines of credit as of September 30, 2018. Details of those committed lines of credit are: a 275.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, effective until July 2020, a 1.7 billion U.S. dollar multi-currency committed line of credit also with a syndicate of Japanese banks, effective until December 2023, and a 525 million U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks, effective until March 2020. In the above-mentioned yen committed line with a syndicate of Japanese banks and multi-currency committed line with a syndicate of foreign banks, Sony Corporation and SGTS are the borrowers. In the above-mentioned multi-currency committed line with a syndicate of Japanese banks, Sony Corporation, SGTS and SCC are the borrowers. These contracts are aimed at securing sufficient liquidity in a quick and stable manner even in the event of turmoil within the financial and capital markets.

(3) Material Contracts

There were no material contracts executed or determined to be executed during the three months ended September 30, 2018.

Note for readers of this English translation:

There was no significant change from the information presented in the Annual Report on Form 20-F (“Patents and Licenses” in Item 4) filed with the SEC on June 19, 2018.

URL: The Annual Report on Form 20-F filed with the SEC on June 19, 2018

https://www.sec.gov/Archives/edgar/data/313838/000119312518196263/d556845d20f.htm

  III    Company Information

  (1) Information on the Company’s Shares

i) Total Number of Shares

1) Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

2) Number of Shares Issued

Class	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the second quarterly period (September 30, 2018)	As of the filing date of the Quarterly Securities Report (November 5, 2018)
Common stock	1,270,063,442	1,270,069,042	Tokyo Stock Exchange New York Stock Exchange	The number of shares constituting one full unit is one hundred (100).
Total	1,270,063,442	1,270,069,042	—	—

Notes:

1.	The Company’s shares of common stock are listed on the First Section of the Tokyo Stock Exchange in Japan.
2.

The number of shares issued as of the filing date of this Quarterly Securities Report (Shihanki Houkokusho) does not include shares issued upon the exercise of stock acquisition rights (“SARs”) (including the exercise of unsecured convertible bonds with SARs (6th series)) during November 2018, the month in which this Quarterly Securities Report was filed.

ii) Stock Acquisition Rights

    ①Description of Stock Option

Not applicable.

    ②Other Stock Acquisition Rights

Not applicable.

  Note for readers of this English translation:

  The above means that there was no issuance of SARs during the three months ended September 30, 2018.

iii) Status of the Exercise of Moving Strike Convertible Bonds

   Not applicable.

iv) Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.

Period	Change in the total number of shares issued (Thousands)	Balance of the total number of shares issued (Thousands)	Change in the amount of common stock (Yen in Millions)	Balance of the amount of common stock (Yen in Millions)	Change in the legal capital surplus (Yen in Millions)	Balance of the legal capital surplus (Yen in Millions)
From July 1 to September 30, 2018	888	1,270,063	1,716	871,925	1,716	1,085,618

Notes:

1.

The increase mentioned above is due to the exercise of SARs (including the exercise of unsecured convertible bonds with SARs (6th series)) and the issuance of new shares of restricted stock as compensation.

2.

Upon the exercise of SARs during the period from October 1, 2018 to October 31, 2018, the total number of shares issued increased by 6 thousand shares, and the amount of common stock and the legal capital surplus each increased by 11 million yen.

v) Status of Major Shareholders

(As of September 30, 2018)

Name	Address	Number of shares held (Thousands)	Percentage of shares held to total shares (Excluding treasury shares) issued (%)
Citibank as Depositary Bank for Depositary Receipt Holders *1 (Local Custodian: MUFG Bank, Ltd.)	New York, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	122,394	9.65
Japan Trustee Services Bank, Ltd. (Trust account) *2	1-8-11, Harumi, Chuo-ku, Tokyo	82,694	6.52
The Master Trust Bank of Japan, Ltd. (Trust account) *2	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	81,986	6.46
JPMorgan Chase Bank 380055 *3 (Local Custodian: Mizuho Bank, Ltd.)	New York, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	50,568	3.99
SSBTC CLIENT OMNIBUS ACCOUNT *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	Boston, U.S.A. (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	30,808	2.43
Japan Trustee Services Bank, Ltd. (Trust account 5) *2	1-8-11, Harumi, Chuo-ku, Tokyo	26,111	2.06
State Street Bank West Client - Treaty 505234 *3 (Local Custodian: Mizuho Bank, Ltd.)	North Quincy, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	20,548	1.62
Japan Trustee Services Bank, Ltd. (Trust account 1) *2	1-8-11, Harumi, Chuo-ku, Tokyo	18,993	1.50
Japan Trustee Services Bank, Ltd. (Trust account 2) *2	1-8-11, Harumi, Chuo-ku, Tokyo	18,733	1.48
JPMorgan Chase Bank 385151 *3 (Local Custodian: Mizuho Bank, Ltd.)	London, U.K (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	18,518	1.46
Total		471,355	37.15

Notes:

*1.	Citibank as Depositary Bank for Depositary Receipt Holders is the nominee of Citibank, N.A.
*2.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.
*3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. They are also the nominees for these investors.
4.

Sumitomo Mitsui Trust Bank, Limited sent a copy of its “Bulk Shareholding Report” (which was filed with the Kanto Financial Bureau in Japan) to the Company as of April 4, 2014 and reported that it held shares, etc. of the Company as of March 31, 2014 as provided in the below table. As of September 30, 2018, the Company has not been able to confirm such entry of Sumitomo Mitsui Trust Bank, Limited in the register of shareholders.

Name	Number of shares, etc. held (Thousands)	Percentage of shares, etc. held to total shares issued (%)
Sumitomo Mitsui Trust Bank, Limited and the 2 Joint Holders	52,312	5.04
5.

BlackRock Japan Co., Ltd. filed its “Amendment to the Bulk Shareholding Report” with the Kanto Financial Bureau in Japan as of March 22, 2017 and reported that it held shares of the Company as of March 15, 2017 as provided in the below table. As of September 30, 2018, the Company has not been able to confirm such entry of BlackRock Japan Co., Ltd. in the register of shareholders.

Name	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
BlackRock Japan Co., Ltd. and the 8 Joint Holders	79,185	6.27
6.

Capital Research and Management Company filed its “Amendment to the Bulk Shareholding Report” with the Kanto Financial Bureau in Japan as of September 25, 2018 and reported that it held shares of the Company as of September 14, 2018 as provided in the below table. As of September 30, 2018, the Company has not been able to confirm such entry of Capital Research and Management Company in the register of shareholders.

Name	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
Capital Research and Management Company	59,656	4.70

vi) Status of Voting Rights

1) Shares Issued

(As of September 30, 2018)

Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	1,160,800	—	—
Shares with full voting rights (Others)	1,266,929,700	12,669,297	—
Shares constituting less than one full unit	1,972,942	—	Shares constituting less than one full unit (100 shares)
Total number of shares issued	1,270,063,442	—	—
Total voting rights held by all shareholders	—	12,669,297	—

Note:

Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 19,000 shares of common stock held under the name of Japan Securities Depository Center, Incorporated. Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 190 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Incorporated.

2) Treasury Stock, etc.

(As of September 30, 2018)

Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Percentage of shares held to total shares issued (%)
Sony Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	1,160,800	—	1,160,800	0.09
Total	—	1,160,800	—	1,160,800	0.09

Note:

In addition to the 1,160,800 shares listed above, there are 300 shares of common stock held in the name of the Company in the register of shareholders that the Company does not beneficially own. These shares are included in “Shares with full voting rights (Others)” in Table 1) “Shares Issued” above.

(2)    Directors and Corporate Executive Officers

The change in directors or corporate executive officers in the period from the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2018 to the filing date of this Quarterly Securities Report (Shihanki Houkokusho) is as follows:

i) Retired Director

Through a press release issued on July 2, 2018, the Company communicated the unfortunate passing of Nicholas Donatiello, Jr. on June 27, 2018.

Title	Position	Name	Date of Retirement
Director	Compensation Committee Member	Nicholas Donatiello, Jr.	June 27, 2018 (Deceased)

ii) Change of Position

Title	Position after Change	Position before Change	Name	Date of Change
Director	Nominating Committee Member, Compensation Committee Member	Nominating Committee Member	John V. Roos	July 31, 2018

iii) The number of male and female Directors and Corporate Executive Officers after the change

   The Directors and Corporate Executive Officers are composed of 14 males and 2 females.

   (The percentage of female Directors and Corporate Executive Officers is 12.5%.)

IV          Financial Statements

(1) Consolidated Financial Statements

(i)    Consolidated Balance Sheets (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	At March 31, 2018	At September 30, 2018
ASSETS
Current assets:
Cash and cash equivalents	1,586,329	1,540,779
Marketable securities	1,176,601	1,335,735
Notes and accounts receivable, trade and contract assets	1,061,442	1,290,317
Allowance for doubtful accounts	(48,663)	(24,349)
Inventories	692,937	814,639
Other receivables	190,706	305,880
Prepaid expenses and other current assets	516,744	480,714
Total current assets	5,176,096	5,743,715
Film costs	327,645	416,527
Investments and advances:
Affiliated companies	157,389	171,798
Securities investments and other	10,598,669	11,133,787
	10,756,058	11,305,585
Property, plant and equipment:
Land	84,358	84,549
Buildings	655,434	666,852
Machinery and equipment	1,798,722	1,852,401
Construction in progress	38,295	29,245
	2,576,809	2,633,047
Less – Accumulated depreciation	1,837,339	1,891,203
	739,470	741,844
Other assets:
Intangibles, net	527,168	522,616
Goodwill	530,492	551,058
Deferred insurance acquisition costs	586,670	605,989
Deferred income taxes	96,772	98,652
Other	325,167	339,464
	2,066,269	2,117,779
Total assets	19,065,538	20,325,450

  (Continued on following page.)

            Consolidated Balance Sheets (Unaudited)

	Yen in millions
	At March 31, 2018	At September 30, 2018
LIABILITIES
Current liabilities:
Short-term borrowings	496,093	628,528
Current portion of long-term debt	225,522	166,423
Notes and accounts payable, trade	468,550	781,338
Accounts payable, other and accrued expenses	1,514,433	1,549,389
Accrued income and other taxes	145,905	197,721
Deposits from customers in the banking business	2,159,246	2,252,480
Other	610,792	655,871
Total current liabilities	5,620,541	6,231,750
Long-term debt	623,451	510,165
Accrued pension and severance costs	394,504	388,955
Deferred income taxes	449,863	430,704
Future insurance policy benefits and other	5,221,772	5,452,484
Policyholders’ account in the life insurance business	2,820,702	2,998,376
Other	278,338	291,417
Total liabilities	15,409,171	16,303,851
Redeemable noncontrolling interest	9,210	8,442
Commitments and contingent liabilities
EQUITY
Sony Corporation’s stockholders’ equity:
Common stock, no par value –
At March 31, 2018–Shares authorized: 3,600,000,000, shares issued: 1,266,552,149	865,678
At September 30, 2018–Shares authorized: 3,600,000,000, shares issued: 1,270,063,442		871,925
Additional paid-in capital	1,282,577	1,264,863
Retained earnings	1,440,387	1,828,777
Accumulated other comprehensive income –
Unrealized gains on securities, net	126,191	99,673
Unrealized losses on derivative instruments, net	(1,242)	(327)
Pension liability adjustment	(296,444)	(291,770)
Foreign currency translation adjustments	(445,251)	(403,476)
	(616,746)	(595,900)
Treasury stock, at cost
Common stock
At March 31, 2018–1,127,101 shares	(4,530)
At September 30, 2018–1,160,849 shares		(4,627)
	2,967,366	3,365,038
Noncontrolling interests	679,791	648,119
Total equity	3,647,157	4,013,157
Total liabilities and equity	19,065,538	20,325,450

  The accompanying notes are an integral part of these statements.

  (ii)    Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Six months ended September 30
	2017	2018
Sales and operating revenue:
Net sales	3,293,559	3,411,934
Financial services revenue	578,794	684,733
Other operating revenue	48,291	39,717
	3,920,644	4,136,384
Costs and expenses:
Cost of sales	2,349,738	2,335,231
Selling, general and administrative	743,658	746,890
Financial services expenses	495,563	604,490
Other operating (income) expense, net	(27,012)	13,058
	3,561,947	3,699,669
Equity in net income (loss) of affiliated companies	3,142	(2,198)
Operating income	361,839	434,517
Other income:
Interest and dividends	13,037	9,305
Gain on equity securities, net	-	124,714
Other	1,644	2,194
	14,681	136,213
Other expenses:
Interest	7,246	7,194
Foreign exchange loss, net	19,266	3,911
Other	2,549	1,141
	29,061	12,246
Income before income taxes	347,459	558,484
Income taxes	110,247	134,490
Net income	237,212	423,994
Less - Net income attributable to noncontrolling interests	25,489	24,546
Net income attributable to Sony Corporation’s stockholders	211,723	399,448

	Yen
	Six months ended September 30
	2017	2018
Per share data:
Net income attributable to Sony Corporation’s stockholders
– Basic	167.61	315.02
– Diluted	164.06	308.17

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended September 30
	2017	2018
Sales and operating revenue:
Net sales	1,764,916	1,809,739
Financial services revenue	277,434	351,493
Other operating revenue	20,181	21,528
	2,062,531	2,182,760
Costs and expenses:
Cost of sales	1,234,646	1,222,744
Selling, general and administrative	386,279	397,129
Financial services expenses	240,305	312,334
Other operating (income) expense, net	(901)	13,383
	1,860,329	1,945,590
Equity in net income of affiliated companies	2,026	2,341
Operating income	204,228	239,511
Other income:
Interest and dividends	4,252	4,571
Gain on equity securities, net	-	9,935
Other	511	1,461
	4,763	15,967
Other expenses:
Interest	2,730	3,876
Foreign exchange loss, net	6,298	4,922
Other	1,398	282
	10,426	9,080
Income before income taxes	198,565	246,398
Income taxes	55,751	59,268
Net income	142,814	187,130
Less - Net income attributable to noncontrolling interests	11,962	14,129
Net income attributable to Sony Corporation’s stockholders	130,852	173,001

	Yen
	Three months ended September 30
	2017	2018
Per share data:
Net income attributable to Sony Corporation’s stockholders
– Basic	103.57	136.38
– Diluted	101.35	133.43

The accompanying notes are an integral part of these statements.

  (iii)     Consolidated Statements of Comprehensive Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Six months ended September 30
	2017	2018
Net income	237,212	423,994
Other comprehensive income, net of tax —
Unrealized losses on securities	(4,658)	(21,066)
Unrealized gains on derivative instruments	229	915
Pension liability adjustment	4,644	4,743
Foreign currency translation adjustments	30,087	40,465
Total comprehensive income	267,514	449,051
Less – Comprehensive income attributable to noncontrolling interests	27,356	13,231
Comprehensive income attributable to Sony Corporation’s stockholders	240,158	435,820

	Yen in millions
	Three months ended September 30
	2017	2018
Net income	142,814	187,130
Other comprehensive income, net of tax —
Unrealized losses on securities	(1,469)	(24,337)
Unrealized gains (losses) on derivative instruments	594	(563)
Pension liability adjustment	2,339	2,467
Foreign currency translation adjustments	16,502	32,168
Total comprehensive income	160,780	196,865
Less – Comprehensive income attributable to noncontrolling interests	13,178	5,314
Comprehensive income attributable to Sony Corporation’s stockholders	147,602	191,551

  The accompanying notes are an integral part of these statements.

  (iv)     Consolidated Statements of Cash Flows (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Six months ended September 30
	2017	2018
Cash flows from operating activities:
Net income	237,212	423,994
Adjustments to reconcile net income to net cash provided by operating activities–
Depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs	169,962	171,826
Amortization of film costs	160,142	133,892
Accrual for pension and severance costs, less payments	2,583	(5,310)
Other operating (income) expense, net	(27,012)	13,058
Gain on securities investments, net (other than financial services business)	(167)	(124,717)
Gain on marketable securities and securities investments held in the financial services business, net	(47,715)	(109,791)
Deferred income taxes	8,160	(3,350)
Equity in net (income) loss of affiliated companies, net of dividends	(1,312)	4,559
Changes in assets and liabilities:
Increase in notes, accounts receivable, trade and contract assets	(197,747)	(185,855)
Increase in inventories	(272,386)	(118,255)
Increase in film costs	(188,281)	(190,494)
Increase in notes and accounts payable, trade	309,160	302,979
Increase in accrued income and other taxes	49,662	62,075
Increase in future insurance policy benefits and other	258,762	368,871
Increase in deferred insurance acquisition costs	(43,394)	(47,090)
Increase in marketable securities held in the life insurance business	(44,002)	(43,949)
Increase in other current assets	(125,652)	(72,246)
Increase (decrease) in other current liabilities	23,571	(43,719)
Other	(6,190)	(125,649)
Net cash provided by operating activities	265,356	410,829

(Continued on following page.)

            Consolidated Statements of Cash Flows (Unaudited)

	Yen in millions
	Six months ended September 30
	2017	2018
Cash flows from investing activities:
Payments for purchases of fixed assets	(130,254)	(154,819)
Proceeds from sales of fixed assets	6,760	11,355
Payments for investments and advances by financial services business	(461,046)	(563,301)
Payments for investments and advances (other than financial services business)	(10,969)	(25,373)
Proceeds from sales or return of investments and collections of advances by financial services business	152,561	140,969
Proceeds from sales or return of investments and collections of advances (other than financial services business)	4,219	1,996
Proceeds from sales of businesses	18,684	-
Proceeds related to sales of Spotify Technology S.A. Shares	-	82,467
Other	8,199	(21,295)
Net cash used in investing activities	(411,846)	(528,001)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	72,430	50,958
Payments of long-term debt	(16,299)	(229,504)
Increase in short-term borrowings, net	55,904	133,248
Increase in deposits from customers in the financial services business, net	88,344	132,628
Dividends paid	(12,649)	(18,992)
Payment for purchase of Nile Acquisition LLC shares from noncontrolling interests	-	(32,041)
Other	(8,207)	(36,567)
Net cash provided by (used in) financing activities	179,523	(270)
Effect of exchange rate changes on cash and cash equivalents, including restricted	6,650	70,344
Net increase (decrease) in cash and cash equivalents, including restricted	39,683	(47,098)
Cash and cash equivalents, including restricted, at beginning of the fiscal year	968,624	1,592,938
Cash and cash equivalents, including restricted, at end of the period	1,008,307	1,545,840
Less - restricted cash and cash equivalents, included in other current assets and other assets	7,475	5,061
Cash and cash equivalents at end of the period	1,000,832	1,540,779

  The accompanying notes are an integral part of these statements.

    Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

Sony Corporation and Consolidated Subsidiaries

1.	Summary of significant accounting policies

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for certain disclosures which have been omitted. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory books and records as Sony Corporation and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles.

(1)	Recently adopted accounting pronouncements:

Revenue from contracts with customers -

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09 addressing revenue recognition which superseded the previous revenue recognition requirements, including most industry-specific guidance. The guidance requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Sony adopted the updated guidance from fiscal year beginning April 1, 2018 on a modified retrospective method. Under this method, Sony applied the new guidance to all open contracts existing as of April 1, 2018, recognizing in beginning retained earnings an adjustment for the cumulative effect of the change.

Although the adoption of this new guidance did not have a material impact on Sony’s results of operations and financial position, there are several areas where Sony’s revenue recognition changed as compared with historical U.S. GAAP. The more significant of these areas are as follows:

In the Pictures segment, (1) licensing revenue associated with certain renewals or extensions of existing agreements for motion pictures and television programming is recognized at a later point in time, which is when the licensee can use and benefit from the content, instead of when the agreement is renewed or extended, and (2) licensing revenue associated with minimum guarantees for symbolic intellectual property (e.g., brands, trademarks and logos) is recognized over the license term instead of at the inception of the license term.

In the Mobile Communications (“MC”) segment, the incremental costs of obtaining contracts for the internet-related service business are recognized as assets and amortized to expense over the contract period.

In addition, the ASU changed the presentation of certain items in the consolidated financial statements, such as sales returns, with no impact to the timing of the recognition of revenue or expense.

The following chart illustrates the amounts by which each summarized income statement line item was affected by the adoption of the new revenue guidance:

	Yen in millions
	Six Months Ended September 30, 2018
	As Reported	Adjustments	Without Adoption of New Revenue Guidance
Sales and operating revenue	4,136,384	3,691	4,132,693
Costs of sales	2,335,231	(7,977)	2,343,208
Selling, general and administrative	746,890	1,105	745,785
Others	619,746	-	619,746

Operating income	434,517	10,563	423,954

Recognition and measurement of financial assets and financial liabilities -

In January 2016, the FASB issued ASU 2016-01 amending various aspects of the recognition, measurement, presentation, and disclosure requirements for financial instruments. The changes mainly relate to the requirement to measure equity investments in unconsolidated subsidiaries, other than those accounted for under the equity method of accounting, at fair value with changes in fair value recognized in earnings. However, this ASU permits entities to elect to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. This ASU is effective for Sony as of April 1, 2018. As a result of the adoption of this ASU, Sony reclassified 15,526 million yen in the unrealized gains and losses, net of tax, on equity securities previously classified as available-for-sale, from accumulated other comprehensive income to retained earnings. In addition, changes in value due to the revaluation of equity securities held in the Financial Services segment at the end of the period are recorded in financial services revenue, and changes in value due to the revaluation of equity securities held in all segments other than the Financial Services segment are recorded in gain on equity securities, net in the consolidated statement of income.

Intra-entity transfers of assets other than inventory -

In October 2016, the FASB issued ASU 2016-16, which amends the accounting for income taxes. This update requires recognition of the income tax consequences of an intra-entity transfer of assets other than inventory when the transfer occurs. Under historical U.S. GAAP, the income tax consequences for asset transfers other than inventory could not be recognized until the asset was sold to a third party. This ASU is required to be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. This ASU is effective for Sony as of April 1, 2018. The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

Changes to the opening balances resulting from the adoption of the above new guidance were as follows:

	Yen in millions
	March 31, 2018	Impact of Adoption			April 1, 2018
		ASU2014-09	ASU2016-01	ASU2016-16
ASSETS
Current assets:
Notes and accounts receivable, trade	1,061,442	(2,993)	-	-	1,058,449
Allowance for doubtful accounts and sales returns *	(48,663)	25,114	-	-	(23,549)
Inventories	692,937	(12,404)	-	-	680,533
Other receivables	190,706	9,628	-	-	200,334
Prepaid expenses and other current assets	516,744	(5,520)	-	-	511,224
Film costs	327,645	7,647	-	-	335,292
Other assets:
Deferred income taxes	96,772	(326)	-	-	96,446
Other	325,167	1,068	-	-	326,235
Total assets	19,065,538	22,214	-	-	19,087,752
LIABILITIES
Current liabilities:
Accounts payable, other and accrued expenses	1,514,433	(3,290)	-	-	1,511,143
Other *	610,792	31,777	-	-	642,569
Deferred income taxes	449,863	-	-	(14,680)	435,183
Other	278,338	10,525	-	-	288,863
Total liabilities	15,409,171	39,012	-	(14,680)	15,433,503
EQUITY
Retained earnings	1,440,387	(16,798)	15,526	9,248	1,448,363
Unrealized gains on securities, net	126,191	-	(15,526)	-	110,665
Noncontrolling interests	679,791	-	-	5,432	685,223
Total equity	3,647,157	(16,798)	-	14,680	3,645,039
Total liabilities and equity	19,065,538	22,214	-	-	19,087,752

* Under the new guidance, Sony presents sales returns as a liability instead of as a contra-asset allowance. Accordingly, Sony changed the presentation from “Allowance for doubtful accounts and sales returns” to “Allowance for doubtful accounts” on the consolidated balance sheet.

Classification of certain cash receipts and cash payments -

In August 2016, the FASB issued ASU 2016-15, which clarifies the classification of certain cash receipts and cash payments in the statement of cash flows. This ASU is effective for Sony as of April 1, 2018. The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

Restricted Cash -

In November 2016, the FASB issued ASU 2016-18, which requires that restricted cash and restricted cash equivalents be included with cash and cash equivalents in the statement of cash flows. This ASU also requires entities to disclose how the statement of cash flows that includes restricted cash and restricted cash equivalents with cash and cash equivalents reconciles to the balance sheet. This ASU is effective for Sony as of April 1, 2018. This ASU is required to be applied on a retrospective basis. The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

Clarifying the definition of a business -

In January 2017, the FASB issued ASU 2017-01, which clarifies the definition of a business. The ASU requires an entity first to determine whether substantially all of the fair value of a set of assets acquired is concentrated in either a single identifiable asset or a group of similar identifiable assets. If this criterion is met, the acquired set of assets is not deemed to be a business. If the criterion is not met, the entity then must evaluate whether the set of assets meets the requirement to be deemed a business. To be considered a business, the acquired set of assets would have to include an input and a substantive process that together significantly contribute to the ability to create outputs. This ASU is effective for Sony as of April 1, 2018. The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

Presentation of net periodic pension and postretirement benefit costs -

In March 2017, the FASB issued ASU 2017-07, which requires separate presentation of service costs and other components of net benefit costs. The service costs will only be presented with other employee compensation costs in operating income or capitalized, while the other components of net benefit costs will be presented outside of operating income, and will not be eligible for capitalization. This ASU is effective for Sony as of April 1, 2018. This ASU is required to be applied on a retrospective basis for the presentation of service costs and other components of net benefit costs, and on a prospective basis for the capitalization of only the service costs component of net benefit costs. The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

(2)	Accounting methods used specifically for interim consolidated financial statements:

Income Taxes -

Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period. The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or infrequent transactions. Such income tax provision is separately reported from the provision based on the ETR in the interim period in which it occurs.

(3)	Reclassifications:

Certain reclassifications of the financial statements and accompanying footnotes for the six and three months ended September 30, 2017 have been made to conform to the presentation for the six and three months ended September 30, 2018.

2.	Marketable securities and securities investments

Marketable securities and securities investments, primarily included in the Financial Services segment, are comprised of debt and equity securities for which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows. Sony has adopted ASU 2016-01 from April 1, 2018, and as a result, the available-for-sale classification is eliminated for equity securities as of September 30, 2018.

	Yen in millions
	March 31, 2018				September 30, 2018
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Debt securities:
Japanese national government bonds	1,227,139	182,830	(359)	1,409,610	1,305,190	159,854	(5,031)	1,460,013
Japanese local government bonds	67,574	107	(112)	67,569	78,164	90	(135)	78,119
Japanese corporate bonds	199,880	9,844	(1,016)	208,708	207,988	7,512	(1,923)	213,577
Foreign government bonds	72,204	622	(3,287)	69,539	121,098	1,283	(2,862)	119,519
Foreign corporate bonds	365,457	1,649	(641)	366,465	364,041	1,512	(311)	365,242
Other	99,349	1	(0)	99,350	182,714	3,114	-	185,828

	2,031,603	195,053	(5,415)	2,221,241	2,259,195	173,365	(10,262)	2,422,298

Equity securities	55,676	71,723	(776)	126,623	-	-	-	-

Held-to-maturity securities:
Japanese national government bonds *1	5,892,868	1,635,036	(20,890)	7,507,014	5,979,642	1,400,657	(40,078)	7,340,221
Japanese local government bonds	3,850	413	-	4,263	3,746	372	-	4,118
Japanese corporate bonds	345,818	16,912	(17,390)	345,340	396,310	12,033	(28,236)	380,107
Foreign government bonds *2	300,220	8,310	(18,570)	289,960	357,551	4,501	(31,187)	330,865
Foreign corporate bonds	198	13	-	211	198	12	-	210

	6,542,954	1,660,684	(56,850)	8,146,788	6,737,447	1,417,575	(99,501)	8,055,521

Total	8,630,233	1,927,460	(63,041)	10,494,652	8,996,642	1,590,940	(109,763)	10,477,819

*1	As of September 30, 2018, held-to-maturity securities include 289,243 million yen of pledged Japanese national government bonds as collateral for short-term lending transactions.
*2	As of September 30, 2018, held-to-maturity securities include 57,712 million yen of pledged Foreign government bonds as collateral for short-term repurchase agreements.

During the six months ended September 30, 2018, with respect to equity securities included in marketable securities and securities investments, Sony recorded net realized gains of 62,120 million yen due to the sale of equity securities and net unrealized gains of 173,662 million yen due to revaluation of equity securities held at the end of the period for the second quarter of the fiscal year ending March 31, 2019. Gains or losses arising from equity securities held in the Financial Services segment are recorded in financial services revenue, and gains or losses arising from equity securities held in all segments other than the Financial Services segment are recorded in gain on equity securities, net in the consolidated statement of income. Included in the gains noted above were gains recorded by Sony with respect to the equity securities held by Sony in Spotify Technology S.A. (“Spotify”).

On April 3, 2018, Spotify was publicly listed for trading on the New York Stock Exchange. Sony owned 5.707% of Spotify’s shares at the time of the public listing.

During the six months ended September 30, 2018, Sony sold a portion of the shares for aggregate consideration of 82,616 million yen (768 million U.S. dollars) in cash proceeds. The sale of shares, offset by costs to be paid to its artists and distributed labels and other transaction costs which directly related to the gains recognized from the Spotify shares, resulted in a net pre-tax realized gain of 54,179 million yen (504 million U.S. dollars) recorded in gain on equity securities, net in the consolidated statement of income. The payments to its artists and distributed labels are included within other in the investing activities section of the consolidated statement of cash flows.

The remaining shares retained as of September 30, 2018 have a gross fair value of 105,242 million yen (927 million U.S. dollars), and resulted in a pre-tax unrealized gain, net of costs to be paid to its artists and distributed labels and other costs which directly related to the gains recognized from the Spotify shares, of 63,596 million yen (589 million U.S. dollars) recorded in gain on equity securities, net in the consolidated statement of income.

3.	Fair value measurements

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis are as follows. Sony has adopted ASU 2016-01 from April 1, 2018, and as a result, equity securities which were previously included in the trading securities category are included in the equity securities category as of September 30, 2018.

	Yen in millions
	March 31, 2018
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities
Assets:
Trading securities	712,113	335,949	-	1,048,062	1,048,062	-	-	-
Available-for-sale securities
Debt securities
Japanese national government bonds	-	1,409,610	-	1,409,610	20,473	1,389,137	-	-
Japanese local government bonds	-	67,569	-	67,569	8,548	59,021	-	-
Japanese corporate bonds	-	208,708	-	208,708	8,041	200,667	-	-
Foreign government bonds	-	69,539	-	69,539	-	69,539	-	-
Foreign corporate bonds	-	338,587	27,878	366,465	88,228	278,237	-	-
Other	-	15,736	83,614	99,350	-	99,350	-	-
Equity securities	126,330	293	-	126,623	-	126,623	-	-
Other investments *1	6,192	5,099	9,104	20,395	-	20,395	-	-
Derivative assets *2, *3	2,194	37,332	-	39,526	-	-	37,003	2,523

Total assets	846,829	2,488,422	120,596	3,455,847	1,173,352	2,242,969	37,003	2,523

Liabilities:
Derivative liabilities *2, *3	1,407	34,317	-	35,724	-	-	20,550	15,174

Total liabilities	1,407	34,317	-	35,724	-	-	20,550	15,174

	Yen in millions
	September 30, 2018
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities
Assets:
Debt securities
Trading securities	22,016	201,835	-	223,851	223,851	-	-	-
Available-for-sale securities
Japanese national government bonds	-	1,460,013	-	1,460,013	18,613	1,441,400	-	-
Japanese local government bonds	-	78,119	-	78,119	7,138	70,981	-	-
Japanese corporate bonds	-	213,577	-	213,577	8,063	205,514	-	-
Foreign government bonds	-	119,519	-	119,519	4,068	115,451	-	-
Foreign corporate bonds	-	340,253	24,989	365,242	89,632	275,610	-	-
Other	-	26,838	158,990	185,828	-	185,828	-	-
Equity securities	1,061,423	147,804	-	1,209,227	980,039	229,188	-	-
Other investments *1	5,927	1,259	15,266	22,452	-	22,452	-	-
Derivative assets *2, *3	9,066	8,218	-	17,284	-	-	13,984	3,300

Total assets	1,098,432	2,597,435	199,245	3,895,112	1,331,404	2,546,424	13,984	3,300

Liabilities:
Derivative liabilities *2, *3	11,813	27,612	-	39,425	-	-	26,748	12,677

Total liabilities	11,813	27,612	-	39,425	-	-	26,748	12,677

*1	Other investments include certain hybrid financial instruments and certain private equity investments.
*2	Derivative assets and liabilities are recognized and disclosed on a gross basis.
*3	The potential effect of offsetting on assets and liabilities, which primarily consists of derivatives subject to master netting agreements and/or collateral, is insignificant.

Sony also has assets and liabilities that are required to be recorded at fair value on a nonrecurring basis when certain circumstances occur. The circumstances include when long-lived assets are measured at the lesser of carrying value or fair value if such assets are held for sale or when the estimated undiscounted future cash flows are determined to be less than the carrying value of the asset or asset group. Sony recorded an impairment loss of 16,207 million yen for the three months ended September 30, 2018, included within the MC segment, related to long-lived assets in the smartphone business asset group. In light of smartphone sales results for the three months ended September 30, 2018, as well as expectation of continued difficulty in the business environment in the second half of the fiscal year ending March 31, 2019 and beyond, Sony conducted a review of its future profitability forecast for the smartphone business in the MC segment. Following this review, Sony reduced the corresponding estimated future cash flows of this business and the estimated ability to recover the entire carrying amount of the long-lived assets within the period applicable to the impairment determination, resulting in an impairment charge for the three months ended September 30, 2018. These measurements are classified as level 3 because significant unobservable inputs, such as conditions of the assets or projections of future cash flows, the timing of such cash flows and the discount rate reflecting the risk inherent in future cash flows, were considered in the fair value measurement.

4.	Supplemental equity and comprehensive income information

(1)	Stockholders’ Equity

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the six months ended September 30, 2017 and 2018 are as follows:

	Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity

Balance at March 31, 2017	2,497,246	638,176	3,135,422
Issuance of new shares	676	-	676
Exercise of stock acquisition rights	2,344	-	2,344
Stock-based compensation	1,159	-	1,159
Comprehensive income:
Net income	211,723	25,489	237,212
Other comprehensive income, net of tax —
Unrealized gains (losses) on securities	(4,884)	226	(4,658)
Unrealized gains on derivative instruments	229	-	229
Pension liability adjustment	4,630	14	4,644
Foreign currency translation adjustments	28,460	1,627	30,087

Total comprehensive income	240,158	27,356	267,514

Dividends declared	(15,794)	(12,134)	(27,928)
Transactions with noncontrolling interests shareholders and other	(598)	2,063	1,465

Balance at September 30, 2017	2,725,191	655,461	3,380,652

	Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity

Balance at March 31, 2018	2,967,366	679,791	3,647,157
Cumulative effect of newly adopted ASUs	(7,550)	5,432	(2,118)
Issuance of new shares	752	-	752
Exercise of stock acquisition rights	11,727	-	11,727
Conversion of convertible bonds	14	-	14
Stock-based compensation	61	-	61
Comprehensive income:
Net income	399,448	24,546	423,994
Other comprehensive income, net of tax —
Unrealized losses on securities	(10,992)	(10,074)	(21,066)
Unrealized gains on derivative instruments	915	-	915
Pension liability adjustment	4,674	69	4,743
Foreign currency translation adjustments	41,775	(1,310)	40,465

Total comprehensive income	435,820	13,231	449,051

Dividends declared	(19,034)	(27,818)	(46,852)
Transactions with noncontrolling interests shareholders and other	(24,118)	(22,517)	(46,635)

Balance at September 30, 2018	3,365,038	648,119	4,013,157

There was no material effect of changes in Sony Corporation’s ownership interest in its subsidiaries on Sony Corporation’s stockholders’ equity for the six months ended September 30, 2017 and 2018. For the acquisition of the interest in Nile Acquisition LLC held by the Estate of Michael Jackson, refer to Note 7.

(2)	Other Comprehensive Income

Changes in accumulated other comprehensive income, net of tax by component for the six months ended September 30, 2017 and 2018 are as follows:

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total

Balance at March 31, 2017	126,635	(58)	(308,736)	(436,610)	(618,769)
Other comprehensive income before reclassifications	(3,704)	(723)	(88)	32,850	28,335
Amounts reclassified out of accumulated other comprehensive income	(954)	952	4,732	(2,763)	1,967

Net current-period other comprehensive income	(4,658)	229	4,644	30,087	30,302
Less: Other comprehensive income attributable to noncontrolling interests	226	-	14	1,627	1,867

Balance at September 30, 2017	121,751	171	(304,106)	(408,150)	(590,334)

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total

Balance at March 31, 2018	126,191	(1,242)	(296,444)	(445,251)	(616,746)
Cumulative effect of ASU2016-01	(15,526)	-	-	-	(15,526)
Other comprehensive income before reclassifications	(20,985)	2,333	-	43,005	24,353
Amounts reclassified out of accumulated other comprehensive income	(81)	(1,418)	4,743	(2,540)	704

Net current-period other comprehensive income	(21,066)	915	4,743	40,465	25,057
Less: Other comprehensive income attributable to noncontrolling interests	(10,074)	-	69	(1,310)	(11,315)

Balance at September 30, 2018	99,673	(327)	(291,770)	(403,476)	(595,900)

5.	Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted net income attributable to Sony Corporation’s stockholders per share (“EPS”) for the three and six months ended September 30, 2017 and 2018 is as follows:

	Yen in millions
	Six months ended September 30
	2017	2018
Net income attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	211,723	399,448

	Thousands of shares
Weighted-average shares outstanding	1,263,186	1,268,017
Effect of dilutive securities:
Stock acquisition rights	3,374	4,206
Zero coupon convertible bonds	23,962	23,967

Weighted-average shares for diluted EPS computation	1,290,522	1,296,190

	Yen
Basic EPS	167.61	315.02

Diluted EPS	164.06	308.17

Potential shares of common stock that were excluded from the computation of diluted EPS for the six months ended September 30, 2017 and 2018 were 4,573 thousand shares and 1,412 thousand shares, respectively. The potential shares related to stock acquisition rights were excluded as anti-dilutive for the six months ended September 30, 2017 and 2018 when the exercise price for those shares was in excess of the average market value of Sony’s common stock for the period. The zero coupon convertible bonds issued in July 2015 were included in the diluted EPS calculation under the if-converted method beginning upon issuance.

	Yen in millions
	Three months ended September 30
	2017	2018
Net income attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	130,852	173,001

	Thousands of shares
Weighted-average shares outstanding	1,263,452	1,268,535
Effect of dilutive securities:
Stock acquisition rights	3,624	4,061
Zero coupon convertible bonds	23,962	23,966

Weighted-average shares for diluted EPS computation	1,291,038	1,296,562

	Yen
Basic EPS	103.57	136.38

Diluted EPS	101.35	133.43

Potential shares of common stock that were excluded from the computation of diluted EPS for the three months ended September 30, 2017 and 2018 were 4,573 thousand shares and 1,412 thousand shares, respectively. The potential shares related to stock acquisition rights were excluded as anti-dilutive for the three months ended September 30, 2017 and 2018 when the exercise price for those shares was in excess of the average market value of Sony’s common stock for the period. The zero coupon convertible bonds issued in July 2015 were included in the diluted EPS calculation under the if-converted method beginning upon issuance.

6.	Revenue

(1)	Contract balances

Contract assets and contract liabilities are composed of the following:

	Yen in millions
	April 1, 2018	September 30, 2018
Contract assets	15,241	17,882
Contract liabilities *	258,327	265,875

* Contract liabilities are included in the consolidated balance sheets as “Other”, both current and non-current.

Contract liabilities principally relate to customer advances received prior to performance. Revenues of 166,566 million yen were recognized during the six months ended September 30, 2018, which were included in the balance of contract liabilities at April 1, 2018.

(2)	Performance obligations

Remaining (unsatisfied or partially unsatisfied) performance obligations represent future revenues not yet recorded for firm orders that have not yet been performed. Sony applies practical expedients to exclude certain information about the remaining performance obligations, primarily related to contracts with an expected original duration of less than one year, and sales-based or usage-based royalty revenue on licenses of intellectual property. After applying practical expedients, revenue from contracts with remaining performance obligations, which primarily relate to licensing of theatrical and television content in the Pictures segment, is expected to be recognized primarily within three years.

(3)	Disaggregation of revenue

For the breakdown of sales and operating revenue by segments, product categories and geographies, refer to Note 9.

7.	Acquisition of EMI Music Publishing

In May 2018, Sony Corporation of America (“SCA”), Sony’s wholly-owned subsidiary, reached an agreement with the investor consortium led by Mubadala Investment Company (the “Mubadala Consortium”) on the sale of the Mubadala Consortium’s approximately 60% equity interest in D.H. Publishing, L.P. (“EMI”), which owns and manages EMI Music Publishing to SCA. Sony expects to pay total cash consideration of approximately 2.3 billion U.S. dollars in connection with such acquisition as well as assume EMI’s existing gross indebtedness, which was approximately 1.359 billion U.S. dollars as of March 31, 2018.

In July 2018, SCA acquired from the Estate of Michael Jackson (the “Estate”) the 25.1% interest in Nile Acquisition LLC (“Nile”) held by the Estate. A total of 287.5 million U.S. dollars was paid to the Estate for the acquisition, which payment also includes reimbursement of various expenses and costs related to the acquisition. The difference between cash consideration paid of 287.5 million U.S. dollars and the carrying amount of the noncontrolling interests was recognized as a decrease to additional paid-in capital of 295.9 million U.S. dollars. As a result of the acquisition, Nile became a wholly-owned subsidiary of Sony. Accordingly, since Nile owned an approximately 40% equity interest in EMI, EMI will become a wholly-owned subsidiary of Sony upon the completion of SCA’s acquisition of the Mubadala Consortium’s equity interest in EMI.

8.	Commitments, contingent liabilities and other

(1)	Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of September 30, 2018, the total unused portion of the lines of credit extended under these contracts was 30,929 million yen. The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

(2)	Purchase commitments and other

Purchase commitments and other outstanding as of September 30, 2018 amounted to 664,802 million yen. The major components of these commitments are as follows:

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within three years. As of September 30, 2018, these subsidiaries were committed to make payments under such contracts of 121,341 million yen.

Certain subsidiaries in the Music segment have entered into contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music product. These contracts cover various periods mainly within five years. As of September 30, 2018, these subsidiaries were committed to make payments of 80,976 million yen under such contracts.

A subsidiary in the Game & Network Services segment has entered into contracts for programming content. These contracts cover various periods mainly within two years. As of September 30, 2018, this subsidiary was committed to make payments of 21,714 million yen under such contracts.

Sony has entered into sponsorship contracts related to advertising and promotional rights. These contracts cover various periods mainly within three years. As of September 30, 2018, Sony has committed to make payments of 14,464 million yen under such contracts.

For the Acquisition of EMI Music Publishing, refer to Note 7.

(3)	Litigation

Beginning in 2009, the U.S. Department of Justice (“DOJ”), the European Commission and certain other governmental agencies outside the United States have conducted investigations relating to competition in the optical disk drives market. Sony Corporation and/or certain of its subsidiaries have been subject to these investigations. Sony understands that the investigations of several governmental agencies, including the DOJ, have ended, and the only remaining investigation has reached a settlement, which is subject to a final ruling from the relevant agency. However, proceedings initiated by the European Commission as a result of its investigation continue. In October 2015, the European Commission adopted a decision in which it fined Sony Corporation and certain of its subsidiaries 31 million euros; however, Sony filed an appeal against the decision with the European Union’s General Court. In addition, a number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Certain of these lawsuits have been settled, including the class actions brought by the direct and indirect purchasers in the United States; however, certain other lawsuits continue. Based on the stage of the pending proceedings, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

Since 2011, in relation to the secondary batteries business that was operated by Sony and certain of its subsidiaries, a number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Certain of these lawsuits have been settled, including the class actions brought by the direct and indirect purchasers in the United States; however, certain other lawsuits are still pending. Based on the stage of the pending proceedings, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4)	Guarantees

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of September 30, 2018 amounted to 2,611 million yen.

9.	Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its Chief Executive Officer and President.

The Game & Network Services (“G&NS”) segment includes network services businesses, the manufacture and sales of home gaming products and production and sales of software. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The Home Entertainment & Sound (“HE&S”) segment includes Televisions as well as Audio and Video businesses. The Imaging Products & Solutions (“IP&S”) segment includes the Still and Video Cameras business. The MC segment includes the manufacture and sales of mobile phones and Internet-related service businesses. The Semiconductors segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan. All Other consists of various operating activities, including the overseas disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

Business segments -

Sales and operating revenue:

	Yen in millions
	Six months ended September 30
	2017	2018
Sales and operating revenue:
Game & Network Services -
Customers	737,306	985,734
Intersegment	43,960	36,432

Total	781,266	1,022,166
Music -
Customers	367,913	378,002
Intersegment	7,225	7,325

Total	375,138	385,327
Pictures -
Customers	449,408	415,248
Intersegment	406	704

Total	449,814	415,952
Home Entertainment & Sound -
Customers	557,235	546,453
Intersegment	565	572

Total	557,800	547,025
Imaging Products & Solutions -
Customers	309,287	324,106
Intersegment	3,068	3,987

Total	312,355	328,093
Mobile Communications -
Customers	348,884	245,240
Intersegment	4,344	5,088

Total	353,228	250,328
Semiconductors -
Customers	366,086	399,597
Intersegment	66,538	57,088

Total	432,624	456,685
Financial Services -
Customers	578,794	684,733
Intersegment	3,590	3,925

Total	582,384	688,658
All Other -
Customers	189,696	151,673
Intersegment	32,364	20,369

Total	222,060	172,042
Corporate and elimination	(146,025)	(129,892)

Consolidated total	3,920,644	4,136,384

	Yen in millions
	Three months ended September 30
	2017	2018
Sales and operating revenue:
Game & Network Services -
Customers	414,255	535,754
Intersegment	18,949	14,311

Total	433,204	550,065
Music -
Customers	202,837	200,294
Intersegment	3,729	3,562

Total	206,566	203,856
Pictures -
Customers	243,738	242,021
Intersegment	265	(1,150)

Total	244,003	240,871
Home Entertainment & Sound -
Customers	300,770	274,496
Intersegment	163	442

Total	300,933	274,938
Imaging Products & Solutions -
Customers	155,170	161,623
Intersegment	1,550	2,268

Total	156,720	163,891
Mobile Communications -
Customers	169,818	114,886
Intersegment	2,223	2,935

Total	172,041	117,821
Semiconductors -
Customers	193,407	222,924
Intersegment	34,956	31,522

Total	228,363	254,446
Financial Services -
Customers	277,434	351,493
Intersegment	1,790	1,960

Total	279,224	353,453
All Other -
Customers	95,592	77,226
Intersegment	17,228	11,892

Total	112,820	89,118
Corporate and elimination	(71,343)	(65,699)

Consolidated total	2,062,531	2,182,760

G&NS intersegment amounts primarily consist of transactions with All Other.

Semiconductors intersegment amounts primarily consist of transactions with the G&NS segment, the IP&S segment and the MC segment.

All Other intersegment amounts primarily consist of transactions with the G&NS segment, the Music segment and the Pictures segment.

Corporate and elimination includes certain brand and patent royalty income.

Segment profit or loss:

	Yen in millions
	Six months ended September 30
	2017	2018
Operating income (loss):
Game & Network Services	72,483	174,072
Music	57,536	63,605
Pictures	(1,801)	15,934
Home Entertainment & Sound	46,970	41,848
Imaging Products & Solutions	42,074	47,890
Mobile Communications	1,163	(40,572)
Semiconductors	104,812	77,065
Financial Services	82,822	79,741
All Other	(8,259)	5,336

Total	397,800	464,919
Corporate and elimination	(35,961)	(30,402)

Consolidated operating income	361,839	434,517

	Yen in millions
	Three months ended September 30
	2017	2018
Operating income (loss):
Game & Network Services	54,750	90,622
Music	32,514	31,501
Pictures	7,696	23,535
Home Entertainment & Sound	24,387	24,457
Imaging Products & Solutions	18,870	21,813
Mobile Communications	(2,453)	(29,814)
Semiconductors	49,370	47,928
Financial Services	36,599	39,160
All Other	(28)	5,042

Total	221,705	254,244
Corporate and elimination	(17,477)	(14,733)

Consolidated operating income	204,228	239,511

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Beginning from the first quarter of the fiscal year ending March 31, 2019, a change has been made to the calculation method used for allocating indirect expenses incurred by sales companies to the segments every quarter. As a result of this change, a year-on-year increase in expenses, composed primarily of 3.0 billion yen for the six months and 0.6 billion yen for the three months ended September 30, 2018 is included in the HE&S segment. However, because a decrease in expenses totaling the same amount is included in Corporate and elimination, this change has no impact on consolidated operating income for the six and three months ended September 30, 2018. Additionally, because increases and decreases in expenses per quarter for each segment resulting from this change in the calculation method will be offset by the increases and decreases in expenses in other quarters for that segment throughout the current year, this change will also have no impact on operating income (loss) for each segment, or for Corporate and elimination, for the fiscal year ending March 31, 2019.

Other Significant Items:

The following table includes a breakdown of sales and operating revenue to external customers by product category for certain segments. Sony management views each segment as a single operating segment.

	Yen in millions
	Six months ended September 30
Sales and operating revenue:	2017	2018
Game & Network Services
Network	418,288	634,650
Hardware and Others	319,018	351,084

Total	737,306	985,734

Music
Recorded Music	208,999	205,202
Music Publishing	36,359	40,900
Visual Media and Platform	122,555	131,900

Total	367,913	378,002

Pictures
Motion Pictures	195,074	177,902
Television Productions	119,287	113,897
Media Networks	135,047	123,449

Total	449,408	415,248

Home Entertainment & Sound
Televisions	398,927	378,255
Audio and Video	157,361	166,790
Other	947	1,408

Total	557,235	546,453

Imaging Products & Solutions
Still and Video Cameras	205,206	216,290
Other	104,081	107,816

Total	309,287	324,106

Mobile Communications	348,884	245,240
Semiconductors	366,086	399,597
Financial Services	578,794	684,733
All Other	189,696	151,673
Corporate	16,035	5,598

Consolidated total	3,920,644	4,136,384

	Yen in millions
	Three months ended September 30
Sales and operating revenue:	2017	2018
Game & Network Services
Network	222,986	334,264
Hardware and Others	191,269	201,490

Total	414,255	535,754

Music
Recorded Music	109,177	105,463
Music Publishing	19,501	19,436
Visual Media and Platform	74,159	75,395

Total	202,837	200,294

Pictures
Motion Pictures	124,800	109,334
Television Productions	57,389	68,482
Media Networks	61,549	64,205

Total	243,738	242,021

Home Entertainment & Sound
Televisions	219,553	191,705
Audio and Video	80,639	81,861
Other	578	930

Total	300,770	274,496

Imaging Products & Solutions
Still and Video Cameras	99,343	103,034
Other	55,827	58,589

Total	155,170	161,623

Mobile Communications	169,818	114,886
Semiconductors	193,407	222,924
Financial Services	277,434	351,493
All Other	95,592	77,226
Corporate	9,510	2,043

Consolidated total	2,062,531	2,182,760

In the G&NS segment, Network includes network services relating to game, video and music content provided by Sony Interactive Entertainment; Hardware and Others includes home and portable game consoles, packaged software and peripheral devices. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the HE&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices. In the IP&S segment, Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Other includes display products such as projectors and medical equipment.

	Yen in millions
	Six months ended September 30
	2017	2018
Depreciation and amortization:
Game & Network Services	14,162	14,116
Music	8,389	8,867
Pictures	11,947	11,864
Home Entertainment & Sound	9,558	11,052
Imaging Products & Solutions	11,565	12,248
Mobile Communications, including contract costs	9,300	9,459
Semiconductors	48,439	52,998
Financial Services, including deferred insurance acquisition costs	32,381	33,438
All Other	3,570	2,356

Total	149,311	156,398

Corporate	20,651	15,428

Consolidated total	169,962	171,826

	Yen in millions
	Six months ended September 30, 2017
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Game & Network Services	-	-	-
Music	222	-	222
Pictures	443	-	443
Home Entertainment & Sound	19	-	19
Imaging Products & Solutions	21	-	21
Mobile Communications	691	0	691
Semiconductors	-	-	-
Financial Services	-	-	-
All Other and Corporate	2,633	0	2,633

Consolidated total	4,029	0	4,029

	Yen in millions
	Six months ended September 30, 2018
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Game & Network Services	-	-	-
Music	781	-	781
Pictures	2,590	-	2,590
Home Entertainment & Sound	-	-	-
Imaging Products & Solutions	-	-	-
Mobile Communications	835	4	839
Semiconductors	-	-	-
Financial Services	-	-	-
All Other and Corporate	769	-	769

Consolidated total	4,975	4	4,979

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

	Yen in millions
	Three months ended September 30
	2017	2018
Depreciation and amortization:
Game & Network Services	7,258	7,092
Music	4,247	4,498
Pictures	5,975	5,994
Home Entertainment & Sound	4,569	5,513
Imaging Products & Solutions	5,704	6,177
Mobile Communications, including contract costs	4,715	4,777
Semiconductors	24,637	27,058
Financial Services, including deferred insurance acquisition costs	17,274	15,532
All Other	1,847	1,147

Total	76,226	77,788

Corporate	10,473	7,795

Consolidated total	86,699	85,583

	Yen in millions
	Three months ended September 30, 2017
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Game & Network Services	-	-	-
Music	215	-	215
Pictures	(127)	-	(127)
Home Entertainment & Sound	4	-	4
Imaging Products & Solutions	9	-	9
Mobile Communications	42	-	42
Semiconductors	-	-	-
Financial Services	-	-	-
All Other and Corporate	1,448	-	1,448

Consolidated total	1,591	-	1,591

	Yen in millions
	Three months ended September 30, 2018
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Game & Network Services	-	-	-
Music	781	-	781
Pictures	1,988	-	1,988
Home Entertainment & Sound	-	-	-
Imaging Products & Solutions	-	-	-
Mobile Communications	571	4	575
Semiconductors	-	-	-
Financial Services	-	-	-
All Other and Corporate	326	-	326

Consolidated total	3,666	4	3,670

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

Geographic Information –

Sales and operating revenue attributed to countries and areas based on location of external customers are as follows:

	Yen in millions
	Six months ended September 30
Sales and operating revenue:	2017	2018
Japan	1,216,279	1,300,839
United States	798,121	874,767
Europe	781,633	843,798
China	339,136	383,410
Asia-Pacific	525,845	462,018
Other Areas	259,630	271,552

Total	3,920,644	4,136,384

	Yen in millions
	Three months ended September 30
Sales and operating revenue:	2017	2018
Japan	596,538	669,141
United States	437,185	475,900
Europe	429,883	449,147
China	176,920	199,240
Asia-Pacific	278,447	255,025
Other Areas	143,558	134,307

Total	2,062,531	2,182,760

Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

There are no individually material countries with respect to sales and operating revenue included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at individually negotiated prices that are intended to reflect a market-based transfer price.

There were no sales and operating revenue with any single major external customer for the six and three months ended September 30, 2017 and 2018.

(2) Other Information

(i) Dividends declared

An interim cash dividend for Sony Corporation’s common stock was approved at the Board of Directors meeting held on October 30, 2018 as below:

1. Total amount of interim cash dividends:

19,034 million yen

2. Amount of interim cash dividends per share:

15.00 yen

3. Payment date:

December 3, 2018

Interim cash dividends for the fiscal year ending March 31, 2019 have been incorporated in the accompanying consolidated financial statements.

Note: Interim cash dividends are to be distributed to the shareholders recorded or registered as the holders or pledgees of shares in Sony Corporation’s register of shareholders at the end of September 30, 2018.

(ii) Litigation

For the legal proceedings, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 8. Commitments, contingent liabilities and other”.